Thomas C. Bilello

Vice President & Associate General Counsel

OGC CMD Legal & Compliance

Phone: 949-420-7078

Fax: 949-219-3706

thomas.bilello@pacificlife.com

April 11, 2023

Sally Samuel

Branch Chief

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Post-Effective Amendment No. 6 to the Registration Statement for Pacific KeyExec VUL Flexible Premium Life Insurance Policy (File No. 333-233112) funded by Pacific Select Exec Separate Account (File Number 811-05563) of Pacific Life Insurance Company

Dear Mr. Williams:

On behalf of Pacific Life Insurance Company (“Pacific Life”), (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received April 5, 2023, in connection with the above referenced Post-Effective Amendments, on Form N-6, filed February 10, 2023. All disclosure changes included in this response will be made to the registration statement referenced above.

Prospectus Comments

1. Staff Comment: Important Information You Should Consider About the Policy, Restrictions, Optional Benefits: Please shorten the description of the loan entry so that it is only a summary of the optional benefit.

Response: We made the requested modification.

2. Staff Comment: Fee Tables, Transaction Fees: In Footnote #2, please add to the end of the sentence “and we reserve the right to do so in the future”.

Response: We made the requested modification.

“We currently do not impose this charge and we reserve the right to do so in the future.”

3. Staff Comment: Death Benefits, Changing the Total Face Amount, Requesting and Increase in Rider Face Amount: In the beginning of the fifth bullet point, please insert “For policies issued on or after [May 1, 2023],” to provide more clarity that off-anniversary, unscheduled increase requests are not available for existing policies.

Ms. Samuel

April 11, 2023

Response: We made the requested modification.

“For policies issued on or after [May 1, 2023], an unscheduled increase to Rider Face Amount will be effective on the Monthly Payment Date on or after the increase was approved by us, or any other Monthly Payment Date you request, and we approve.”

4. Staff Comment: Other Benefits Available Under The Policy, Brief Description of Restriction/Limitations, Flex Coverage Rider: In the fourth bullet point, please clarify that unscheduled increases are only available to policies issued on or after May 1, 2023.

Response: We made the requested modification.

“Any unscheduled increase (available only to policies issued on or after [May 1, 2023]) or increase to your future scheduled increases, must be requested in writing, will be subject to satisfactory evidence of insurability and must be at least $1,000.”

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 420-7078. Thank you.

Sincerely,

/s/ Thomas C. Bilello
Thomas C. Bilello